iQIYI, Inc.

4/F, iQIYI Youth Center, Yoolee Plaza

No. 21, North Road of Workers’ Stadium

Chaoyang District, Beijing 100027

People’s Republic of China

August 25, 2023

VIA EDGAR

Ms. Rucha Pandit

Ms. Cara Wirth

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iQIYI, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on March 22, 2023

File No. 001-38431

Dear Ms. Pandit and Ms. Wirth,

This letter sets forth the Company’s responses to the comments contained in the letter dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 22, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on June 20, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Introduction, page 1

1.	We note your proposed amended disclosure in response to comment 1 and we reissue in part. Please revise to include a definition of “China” and the “PRC.”

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan;

Item 3. Key Information, page 3

2.

We note your proposed amended disclosure in response to comment 4 and reissue in part. We note that you have provided cross-refences to your risk factors. Please revise to also provide cross-references to your summary risk factors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Cash Flows through Our Organization

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

In addition, our mainland China subsidiaries, the variable interest entities and their subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. Under PRC laws and regulations, our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-in capital of our mainland China subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. Furthermore, cash transfers from our mainland China subsidiaries and the variable interest entities to entities outside of mainland China are subject to PRC government controls on currency conversion. To the extent cash in our business is in mainland China or a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or make distributions to shareholder of our securities, or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of the PRC. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Mainland China—Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business”, “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in Mainland China—Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with relevant governmental authorities in mainland China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

3.	We note your response to comment 7 and we reissue in part. Please provide your proposed revised structure chart and the include the summaries of the contractual arrangements in Item 3.

In response to the Staff’s comment, the Company undertakes to include the following revised diagram of its organizational structure as shown below in Item 3 in its future Form 20-F filings, subject to future updates to the organizational structure:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

……

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

A series of contractual agreements, including loan agreement, share pledge agreement, exclusive purchase option agreement, business operation agreement, business cooperation agreement, commitment letter, shareholder voting rights trust agreement, exclusive technology consulting and services agreement, trademark license agreement, software usage license agreement, power of attorney and spousal consent letter, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. We primarily conduct our business in mainland China through Beijing iQIYI, Shanghai iQIYI and Shanghai Zhong Yuan, the variable interest entities in mainland China, and their subsidiaries, based on a series of contractual arrangements by and among Beijing QIYI Century, the variable interest entities and their shareholders. The following is a summary of the currently effective contractual arrangements among Beijing QIYI Century, Beijing iQIYI, Beijing iQIYI’s shareholder and iQIYI, Inc.:

(i) a loan agreement, pursuant to which, our wholly-owned mainland China subsidiary, Beijing QIYI Century, made loans to the shareholder of Beijing iQIYI for the acquisition and capitalization of Beijing iQIYI, with the condition that such shareholder can only repay the loans by the sale of all the equity interest in Beijing iQIYI owned by such shareholder to iQIYI, Inc. insofar as permitted under PRC law and pay all of the proceeds from sale of such equity interests to iQIYI, Inc.

(ii) a share pledge agreement, pursuant to which, the shareholder of Beijing iQIYI pledged all equity interest in Beijing iQIYI owned by such shareholder to Beijing QIYI Century to guarantee the shareholder’s and Beijing iQIYI’s performance of obligations under the exclusive technology consulting and services agreement and the loan agreement, and the shareholder agreed not to dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests during the term of the share pledge agreement.

(iii) an exclusive purchase option agreement, pursuant to which, the shareholder of Beijing iQIYI irrevocably granted iQIYI, Inc. or its designee an exclusive option to purchase at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Beijing iQIYI.

(iv) a business operation agreement, pursuant to which, Beijing QIYI Century agreed to provide Beijing iQIYI with performance guarantees with respect to any contracts, agreements and transactions Beijing iQIYI entered into in connection with its business, and Beijing iQIYI agreed to offer all its account receivables and assets as collateral.

(v) a business cooperation agreement, pursuant to which, Beijing iQIYI agreed to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business, and Beijing QIYI Century agreed to pay specified service fees to Beijing iQIYI as consideration for such services. Beijing iQIYI has the right to waive the service fees.

(vi) a commitment letter, pursuant to which, under the condition that Beijing iQIYI remains as an entity of which the financial statements are consolidated by iQIYI, Inc. and Beijing QIYI Century under U.S. GAAP and the relevant contractual arrangements remain in effect, iQIYI, Inc. and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

(vii) a shareholder voting rights trust agreement, pursuant to which, the shareholder of Beijing iQIYI agreed to irrevocably entrust a person designated by Beijing QIYI Century to represent the shareholder to exercise all the voting rights and other shareholders’ rights to which such shareholder is entitled.

(viii) an exclusive technology consulting and services agreement, pursuant to which, Beijing QIYI Century has the sole and exclusive right to provide specified technology consulting and services to Beijing iQIYI, and Beijing iQIYI agreed to accept such services and pay specified service fees to Beijing QIYI Century. Beijing iQIYI also agreed not to accept the same or similar technology consulting and services provided by any third-party during the term of the agreement without the prior written consent of Beijing QIYI Century.

(ix) a trademark license agreement, pursuant to which, Beijing QIYI Century exclusively granted Beijing iQIYI trademark licenses to use the trademarks held by Beijing QIYI Century in specified areas for specified usage fees.

(x) a software usage license agreement, pursuant to which, Beijing QIYI Century granted Beijing iQIYI non-exclusive rights to use specified software in mainland China, and Beijing iQIYI agreed to pay specified usage fees to Beijing QIYI Century and not to sublicense such software usage rights.

(xi) a power of attorney, whereby Beijing QIYI Century granted iQIYI, Inc. irrevocable power of attorney under the relevant shareholder voting rights trust agreement, and as such, iQIYI, Inc. may exercise all shareholder rights during the term of the shareholder voting rights trust agreement and may transfer such rights to a designated third-party without written notice to Beijing QIYI Century.

(xii) a spousal consent letter, whereby the signing spouse committed not to impose any adverse assertions upon the validity of the agreements described above based on the existence or termination of the marital relationship with the relevant shareholder, or exert any impediment or adverse influence over the relevant shareholder’s performance of any contractual arrangement or claim rights on the VIE.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.” Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company, iQIYI, Inc., is considered the primary beneficiary of the variable interest entities and consolidates the variable interest entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP and we consolidate the financial results of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP. ~~For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities and Their Respective Shareholders.”~~ Neither iQIYI, Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

4.

We note your response to comment 8 and reissue in part. We note the proposed disclosure still maintains that you receive the economic benefits of the variable interest entities. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Please revise.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our wholly-owned subsidiaries, Beijing QIYI Century and iQIYI New Media, have entered into contractual arrangements with the variable interest entities and their respective shareholders.~~, and such~~ The contractual arrangements enable us to ~~impose control over,~~ receive the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law, and as a result, ~~Because of these contractual arrangements,~~ we are considered as the primary beneficiary of the variable interest entities in mainland China and ~~hence~~ consolidate ~~their~~ the financial results ~~as our~~ of the variable interest entities as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes. We conduct our operations in mainland China through (i) our mainland China subsidiaries, which primarily include Beijing QIYI Century Science and Technology Co., Ltd. and Beijing iQIYI Interactive Technology Co., Ltd. and (ii) the variable interest entities with which we maintained these contractual arrangements, namely Beijing iQIYI, Shanghai iQIYI, Shanghai Zhong Yuan, iQIYI Pictures and Intelligent Entertainment, and their subsidiaries in mainland China. Investors in our ADSs thus are not purchasing equity interest in the variable interest entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership in the variable interest entities.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

“Such contractual arrangements enable us to ~~impose control over~~ direct activities that most significantly affect the economic performance of the variable interest entities, receive economic benefits of and absorb losses that potentially could be significant to the variable interest entities, and have an exclusive option to purchase all or part of the equity interest and assets in the variable interest entities when and to the extent permitted by PRC law. ~~Because of these contractual arrangements,~~ and as a result, we are considered as the primary beneficiary of the variable interest entities in mainland China and ~~hence~~ consolidate ~~their~~ the financial results ~~as our~~ of the variable interest entities as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the variable interest entities as our consolidated entities under U.S. GAAP, and we consolidate the financial results of the variable interest entities in our consolidated financial statements under U.S. GAAP for accounting purposes.”

5.

We note your response to comment 9, including that you undertake to provide the specific risk factor cross reference (with title and page number) to each risk disclosed in “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in Mainland China.” It appears that you have not provided proposed disclosure for each of the summary risk factors in “Risks Related to Doing Business in Mainland China.” Please provide such proposed disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in double underlines), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Doing Business in Mainland China

•

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, in the future, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 45;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

•

~~Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;~~

•

The filings, approval or other administration requirements of the CSRC or other PRC government authorities may be required for any future securities offerings and listings outside of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.” on page 46;

•

Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in mainland China generally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in mainland China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” on page 47;

•

Uncertainties with respect to the ~~PRC~~ legal systems in the jurisdictions where we operate could adversely affect us~~;~~. Substantially all of our operations are located in mainland China. There is no assurance that the PRC government will not intervene in or impose restrictions on the ability of iQIYI, Inc., its subsidiaries, and the variable interest entities to transfer cash or assets. To the extent cash or assets in the business is in mainland China or an entity in mainland China, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of iQIYI, Inc., its subsidiaries, or the variable interest entities by the PRC government to transfer cash or assets. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash or assets transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash or assets transfers in and out of Hong Kong entities in the future, the funds or assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the ~~PRC~~ legal systems in the jurisdictions where we operate could adversely affect us.” on page 47;

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

August 25, 2023

•

Due to the nature of our industry, the PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material adverse change in our operations and the value of our ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.” on page 48;

•

Our mainland China subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or make distributions to shareholders of our securities, or otherwise transferring any of their net assets to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.” on page 48; and

•

Any funds we transfer to our mainland China subsidiaries are subject to approval by or registration or filing with relevant governmental authorities in mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us to make loans to or make additional capital contributions to our mainland China subsidiaries and the variable interest entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 49”

*        *        *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10-6267-7171 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21-6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP